Colive, Inc.

Profit and Loss

January - March, 2023

	TOTAL
Income	
4000 Revenue - Net	39,304.47
4200 Sales Discounts & Allowances	-15,978.20
Total Income	**$23,326.27**
Cost of Goods Sold	
5000 Cost of Goods Sold	17,039.05
Total Cost of Goods Sold	**$17,039.05**
GROSS PROFIT	**$6,287.22**
Expenses	
5150 Product Transportation & Logistics	6,217.03
5300 Marketing Expenses	9,534.05
6000 Operating Expenses	14,335.44
Total Expenses	**$30,086.52**
NET OPERATING INCOME	**$ -23,799.30**
Other Income	
7700 Other Income	29.86
Total Other Income	**$29.86**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$29.86**
NET INCOME	**$ -23,769.44**

Colive, Inc.

Balance Sheet

As of March 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1001 SVB Check 7255	0.00
1002 SVB Save 8645	0.00
1010 Mercury Check 1343	1,000.00
1050 Mercury Savings (9290)	11,698.22
1052 Mayfair Save 5065	10,029.83
1070 Wise (USA) EUR	0.00
1075 Wise (USA) USD	0.00
Total 1000 Cash	**22,728.05**
Total Bank Accounts	**$22,728.05**
Accounts Receivable	
1200 Accounts Receivable - Net	
1210 Accounts Receivable - Gross	7,796.10
Total 1200 Accounts Receivable - Net	**7,796.10**
Total Accounts Receivable	**$7,796.10**
Other Current Assets	
1400 Inventory	
1450 Finished Goods	23,869.80
1455 Finished Goods Liquidation	-17,039.05
Total 1400 Inventory	**6,830.75**
1500 Other Current Assets	
1510 Shopify Clearing Account	305.23
1530 Amazon Clearing Account	71.62
Total 1500 Other Current Assets	**376.85**
Undeposited Funds	0.00
Total Other Current Assets	**$7,207.60**
Total Current Assets	**$37,731.75**
TOTAL ASSETS	**$37,731.75**

Colive, Inc.

Balance Sheet

As of March 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
2010 Accounts Payable - Sub Acct	200.00
Total 2000 Accounts Payable	**200.00**
Total Accounts Payable	**$200.00**
Credit Cards	
2080 Credit Cards	
2082 Credit Card	0.00
2084 SVB Credit card (7047)	0.00
Total 2080 Credit Cards	**0.00**
Total Credit Cards	**$0.00**
Other Current Liabilities	
2300 Other Current Liabilities	
2350 Due To CLV LTD	0.00
Total 2300 Other Current Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$200.00**
Total Liabilities	**$200.00**
Equity	
3000 Equity	
3007 Owner's Investment	130,887.38
Total 3000 Equity	**130,887.38**
3480 Retained Earnings	-36,828.03
Opening Balance Equity	-32,758.16
Net Income	-23,769.44
Total Equity	**$37,531.75**
TOTAL LIABILITIES AND EQUITY	**$37,731.75**


Colive, Inc.

Statement of Cash Flows

January - March, 2023


	TOTAL
OPERATING ACTIVITIES	
Net Income	-23,769.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable - Net:Accounts Receivable - Gross	431.78
1455 Inventory:Finished Goods Liquidation	17,039.05
1510 Other Current Assets:Shopify Clearing Account	0.00
1530 Other Current Assets:Amazon Clearing Account	30.20
2010 Accounts Payable:Accounts Payable - Sub Acct	200.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,701.03**
Net cash provided by operating activities	**$ -6,068.41**
NET CASH INCREASE FOR PERIOD	**$ -6,068.41**
Cash at beginning of period	28,796.46
CASH AT END OF PERIOD	**$22,728.05**